

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2013

<u>Via E-mail</u>
Carolyn E. Cheverine
Vice President, General Counsel & Secretary
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

      Re: Cliffs Natural Resources Inc.
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 12, 2013
            File No. 001-08944

Dear Ms. Cheverine:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brigitte Lippmann (for)

                        John Reynolds
                        Assistant Director